Filed Pursuant to Rule 424 (b) 2

Registration No. 333-6106

PRICING SUPPLEMENT
(To prospectus dated November 27, 1996 and
prospectus supplement dated December 4, 2002)

Nordic Investment Bank

Medium-Term Notes, Series C
Due Nine Months or More from Date of Issue

U.S. $1,000,000,000 2.750% GLOBAL NOTES DUE JANUARY 11, 2006

Issue Price: 99.767%

The notes will mature on January 11, 2006. The notes will not be redeemable before maturity except for tax reasons and will not be entitled to the benefit of any sinking fund.

NIB has applied to list the notes on the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions	Proceeds, before expenses, to NIB

Per Note	99.767%	0.075%	99.692%
Total	$997,670,000	$750,000	$996,920,000

Purchasers of the notes will also be required to pay accrued interest from December 11, 2002 if the notes are delivered after that date.

The underwriters expect to deliver the notes to investors on or about December 11, 2002.

Goldman Sachs International	Salomon Smith Barney
BNP PARIBAS	Deutsche Bank Securities
Daiwa Securities SMBC Europe	Handelsbanken Trading
Nordea	Mizuho International plc

Tokyo-Mitsubishi plc

The date of this Pricing Supplement is December 4, 2002.

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ABOUT THIS PRICING SUPPLEMENT

     This pricing supplement supplements the accompanying prospectus supplement dated December 4, 2002, relating to NIB’s $3,000,000,000 Medium-Term Note Program and the accompanying prospectus dated November 27, 1996, relating to NIB’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

     You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. NIB has not authorized anyone else to provide you with different information. NIB and the purchasers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

     NIB is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. NIB confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

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DESCRIPTION OF THE NOTES

     NIB will issue the notes under the amended and restated fiscal agency agreement, dated as of December 4, 2002, between NIB and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. NIB has filed copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:	U.S. $1,000,000,000

Issue Price:	99.767%

Original Issue Date:	December 11, 2002

Maturity Date:	January 11, 2006

Specified Currency:	U.S. Dollars

Authorized Denominations:	U.S. $1,000 and integral multiples thereof.

Form:	The notes will be issued as global notes, registered in the name of The Depository Trust Company or its nominee.

Interest Rate:	2.75% per annum

Interest Payment Dates:	January 11, 2003 in respect of the short initial interest period ending on (but excluding) such date and each July 11 and January 11 thereafter until maturity.

Regular Record Dates:	Fifteen calendar days immediately preceding each Interest Payment Date.

Business Days:	New York and London

Optional Redemption:	Yes X No

Optional Repayment:	Yes X No

Indexed Note:	Yes X No

Foreign Currency Note:	Yes X No

Purchasers:
Goldman Sachs International, Salomon Brothers International Limited, BNP Paribas Securities Corp., Deutsche Bank Securities Inc., Daiwa Securities SMBC Europe Limited, Svenska Handelsbanken AB (publ), Nordea Bank Danmark A/S, Mizuho International plc, Tokyo-Mitsubishi plc

Purchase Price:	99.692%

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Net Proceeds, after Commissions, to NIB:	U.S. $996,920,000

Closing Date:	December 11, 2002

Method of Payment:	Immediately available funds credited to the settlement account of Citibank for further credit (by 3:00 P.M. on the same day) to the account of NIB.

Listing:	NIB has applied to list the notes on the Luxembourg Stock Exchange in accordance with the rules of the Luxembourg Stock Exchange.

Securities Codes:

CUSIP:	65562QAA3

ISIN:	US65562QAA31

Common Code:	015957301

Fiscal Agent:	Citibank, N.A.

Paying Agent:	Citibank, N.A.

Luxembourg Paying Agent:	Banque Générale du Luxembourg S.A.

Calculation Agent:	Citibank, N.A.

Exchange Rate Agent:	Citibank, N.A.

Transfer Agent:	Citibank, N.A.

Further Issues:	NIB may from time to time, without the consent of existing holders, create and issue further notes having the same terms and conditions as the notes being offered hereby in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with, and will form a single series with, the previously outstanding notes.

Payment of Principal and Interest:	Under the laws of New York, claims relating to payment of principal and interest on the notes will be prescribed according to the applicable statute of limitations.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by NIB and any other matters required to be governed by the Novation Agreement and Statutes of NIB will be so governed.

Further Information:	See “General Information”.

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PLAN OF DISTRIBUTION

NIB and the underwriters named below have entered into a terms agreement dated December 4, 2002 relating to the notes. Each underwriter that is not a registered broker-dealer under the Securities Act of 1934 will make sales in the United States only through underwriters or selling agents that are so registered. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of the notes indicated in the following table.

Underwriter	Underwriting Commitment

Goldman Sachs International	U.S.$	420,000,000
Salomon Brothers International Limited		420,000,000
BNP Paribas Securities Corp.		40,000,000
Deutsche Bank Securities Inc.		40,000,000
Daiwa Securities SMBC Europe Limited		16,000,000
Svenska Handelsbanken AB (publ)		16,000,000
Nordea Bank Danmark A/S		16,000,000
Mizuho International plc		16,000,000
Tokyo-Mitsubishi plc		16,000,000

	U.S.$	1,000,000,000

EXPENSES OF THE ISSUE

NIB expects to bear approximately U.S. $45,000 of expenses in connection with the issue of the Notes, including the fees and charges of its accountants, printers and agents.

GENERAL INFORMATION

NIB has obtained all necessary consents, approvals and authorizations in connection with the issuance and performance of the notes. Resolutions of the Board of Directors of NIB, dated September 27, 1996 and November 7, 2002, authorized the issuance of the notes and related matters.

NIB has applied to list the notes on the Luxembourg Stock Exchange in accordance with the rules of the Luxembourg Stock Exchange. In connection with the Luxembourg Stock Exchange listing application, the legal notice relating to the issuance of the notes and the constitutional documents of NIB have been deposited with the Greffier en Chef du Tribunal d’Arrondissement de et à Luxembourg, where such documents may be examined and copies thereof may be obtained upon request. Additionally, copies of the Novation Agreement and all reports prepared and filed are available at the office of Banque Générale du Luxembourg S.A., the listing agent in Luxembourg.

So long as any of the notes remain outstanding and listed on the Luxembourg Stock Exchange, copies (and English translations for documents not in English) of the following items will be available free of charge from NIB’s listing agent at its offices at 50, avenue J.F. Kennedy, L-2951 Luxembourg:

•	all incorporated documents that are considered part of this prospectus supplement;

•	the audited annual financial statements of NIB;

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•	unaudited interim financial statements of NIB;

•	future annual and interim financial reports of NIB; and

•	any related notes to these items.

During the same period, the fiscal agency agreement will be available for inspection at the office of Banque Générale du Luxembourg S.A. in Luxembourg. NIB will, until the repayment of the notes, maintain a paying agent in Luxembourg.

NIB is not involved in any litigation or arbitration proceedings relating to claims or amounts which are material in the context of the issuance of the notes nor, so far as NIB is aware, is any such litigation or arbitration pending or threatened. Except as disclosed in the prospectus supplement, the prospectus and the documents considered part of them, there has been no material adverse change in the financial position or prospects of NIB since December 31, 2001.

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Issuer

Nordic Investment Bank Fabianinkatu 34 P.O. Box 249 FIN-00171 Helsinki

Joint Book-runners
Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB		Salomon Brothers International Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB

Fiscal Agent

Citibank, N.A. 111 Wall Street, 5th Floor New York, NY 10043

Agents

Listing Agent

Banque Générale du Luxembourg S.A. 50, avenue J.F. Kennedy L-2951 Luxembourg

New York Paying Agent Citibank, N.A. 111 Wall Street, 5th Floor New York, NY 10043		Luxembourg Paying Agent Banque Générale du Luxembourg S.A. 50, avenue J.F. Kennedy L-2951 Luxembourg

Legal Advisers
To the Issuer		To the Underwriters

Mr. Sten Holmberg Vice President and Senior Counsel Nordic Investment Bank Fabianinkatu 34 P.O. Box 249 FIN-00171 Helsinki		Cleary, Gottlieb, Steen & Hamilton Neue Mainzer Str. 52 D-60311 Frankfurt am Main

Auditors of the Issuer

Ernst & Young Kaivokatu 8 FIN-00100 Helsinki